Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JANUARY 17, 2012

BAYTEX CONFIRMS JANUARY DIVIDEND
AND PROVIDES INFORMATION ON NON-RESIDENT WITHHOLDING TAX

CALGARY, ALBERTA (January 17, 2012) - Baytex Energy Corp. (TSX, NYSE: BTE) announces that a cash dividend of $0.22 per common share in respect of January operations will be paid on February 15, 2012 to shareholders of record on January 31, 2012. The ex-dividend date is January 27, 2012. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

The U.S. dollar equivalent dividend amount is approximately US$0.2163 per share assuming a foreign exchange rate of 0.9833 USD/CAD. The actual U.S. dollar equivalent dividend for shareholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent dividend will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized dividend of $2.64 per share represents a dividend yield of approximately 4.7% based on the closing price of our common shares on the Toronto Stock Exchange on January 16, 2012 of $55.90.

Baytex has a Dividend Reinvestment Plan that provides a convenient and cost-effective method for eligible holders in Canada and the United States to maximize their investment in Baytex by reinvesting their monthly cash dividends to acquire additional common shares.  For further information regarding the Dividend Reinvestment Plan, please visit our website at www.baytex.ab.ca or contact Valiant Trust Company at 1-866-313-1872.

NON-RESIDENT WITHHOLDING TAX

Baytex wishes to advise all shareholders that the Canada Revenue Agency ("CRA") has introduced new rules which may require residents of countries with which Canada has a tax treaty to certify that they are eligible for treaty benefits in that country in order to continue to have non-resident tax withheld at the tax rate specified by the applicable tax treaty (the "Tax Treaty Rate").  Income tax treaties between Canada and foreign countries generally provide for a lower rate of withholding tax to be deducted from various kinds of income payments to non-residents of Canada, including dividends.

On December 2, 2011, registered, non-resident shareholders whose names appeared on the records of the registrar and transfer agent of Baytex were mailed a form by Baytex's transfer agent requesting information to confirm tax treaty eligibility. Until such form is completed and returned to Baytex's transfer agent, any applicable Tax Treaty Rate will not be applied when determining the amount of the withholding tax.

Non-registered, non-resident shareholders' eligibility for any applicable Tax Treaty Rate will be determined by each shareholder's broker and not by Baytex or its transfer agent. Non-registered shares are generally held in a brokerage account and are thus registered in the name of the shareholder’s broker or a depositary.

Certain brokers may require additional information or certifications in order to determine a non-resident shareholder's eligibility for any applicable Tax Treaty Rate.  Non-resident, non-registered shareholders are encouraged to contact their brokers or other tax, legal or financial advisors in the event that they have any questions or concerns in this regard.

The foregoing tax related information is provided for information purposes only.  The information is of a general nature only, is not exhaustive of all tax considerations and is not intended to constitute legal or tax advice to any investor.  Baytex encourages shareholders to seek advice from their respective broker or tax, legal or financial advisor for additional information relating to the status of their residency for tax purposes.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca